

Mail Stop 3561

December 18, 2007

<u>Via Fax and U.S. Mail</u>

Susan Mills
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street, 14th Floor
New York, NY 10013

      Re: **Citigroup HELOC Trust 2006-NCB1**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed April 2, 2007
              Form 10-D for the monthly distribution period from November 1, 2006 to
              November 30, 2006
              Filed December 21, 2006
              File No. 333-131136-03

Dear Ms. Mills:

      We have completed our review of your Form 10-K and related filings and, without necessarily concurring with your comment responses, have no further comments at this time.

              Sincerely,

              Max A. Webb
              Assistant Director